

MAIL STOP 3561

August 3, 2009

Mr. Alex Stelmak
Chief Executive Officer
Advanced Technologies Group, Inc.
331 Newman Springs Road, Suite 143
Red Bank, NJ 07701

>   **Re: Advanced Technologies Group, Inc.**
>   **Form 10-K**
>   **File No. 000-30987**
>   **Filed May 18, 2009**

Dear Mr. Stelmak:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended January 31, 2008

General

1.   We note that the company does not indicate that it is a shell company on its Form 10-K cover. Given the sale of substantially all of your operations, please advise us why the company concluded it was not a shell company under rule 12b-2 of the Exchange Act. Alternatively, revise to indicate that you are a shell company.

Item 4 Submission of Matters to a Vote of Security Holders, page 14

2.   On page 14 you indicate that on January 31, 2009, your board and its affiliates, representing 60% of your shares, executed a written consent approving the sale of the company's interest in FXDirect. We note that your definitive consent solicitation was not filed until February 23, 2009. That document states that "[t]he Sale will not become effective until at least 20 calendar days following the date of the mailing" of the Information Statement. It was unclear to us how the company considered rule 14c-2(b) with respect to the approval of this sale, and the closing date of the transaction, please advise. In responding, please read this comment consistent with comment six below.

Item 9A. Controls and Procedures

(b) Management's Report on Internal Control over Financial Reporting, page 18

3.   Please revise your management's report on Internal Control over Financial Reporting to include a statement similar to "This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report." Refer to Item 308T(a)(4) for further guidance.

Item 11 Executive Compensation, page 23

4.   We note that under their employment agreements your Chief Executive and President were entitled to receive retroactive salary payments in the event that the company received a profit distribution from its 25% investment in FXDirect. Please revise to:
    a. Explain when these agreements were entered into and who negotiated and approved them on behalf of the company;
    b. Clarify the exact nature of the triggering event(s) which led to the retroactive payments, how they were determined, and when you became aware of them;
    c. Clarify any relationship between these payments and your January 2009 agreement to sell substantially all of your operating assets;
    d. Clarify why, given the agreement was entered into in 2008, the company characterized the $3.1 million payment as a retroactive salary adjustment as opposed to compensation reportable in the Summary Compensation table.

Exhibits

Signatures

5.	Please revise your signatures section to indicate that Alex Stelmak is signing the report in the capacities of chief executive officer and chief financial officer. Please also revise to include the signature of your principal accounting officer or controller. If Alex Stelmak also acts in that capacity, you must indicate on the signature page all of the capacities in which the person is signing the form. See General Instruction D(2) to Form 10-K.

Financial Statements

General

6.	We note, in January 2009, you entered into an agreement to sell your 25% joint investment interest to FX Direct Dealer, LLC. We also note that this transaction closed in March 2009. Based on the Purchase and Sale Agreement (filed as Exhibit 10.1 to Form 8-K filed January 30, 2009) and the fact that assets were not exchanged until closing (i.e. $9 million in cash received in March 2009), tell us why you believe it is appropriate to record this transaction as of January 31, 2009. In your response, please cite the authoritative literature supporting your position.

Report of Independent Registered Public Accounting Firm, F-1

7.	We have reviewed your audit report, noting that your independent accountants did not identify the financial statements that were being audited in the scope paragraph of their report (i.e. the balance sheets as of January 31, 2009 and 2008, and the results of operations, cash flows and changes in stockholders' equity for the periods then ended). Please advise or have your independent accountants revise their report to address this issue.

8.	In conjunction with the comment above, we note in the first paragraph of your audit report that your independent accountants state that they completed an audit of internal control over financial reporting. This is inconsistent with their statement "The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting" in the second paragraph of their report. Please advise or have your independent accountants revise their report to address this inconsistency.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William Kearns at (202) 551-3727 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Dave Link at (202) 551-3356 at with any other questions.

Sincerely,

John Reynolds
Assistant Director